Exhibit 99.1

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the parties to the transaction

Sierra Wireless, Inc. (“Sierra”) and 13548597 Canada Inc. (the “Purchaser”).

Item 2	Description of the transaction

On January 12, 2023, the Purchaser, a wholly-owned subsidiary of Semtech Corporation (“Semtech”), acquired all of the issued and outstanding common shares (the “Common Shares”) of Sierra for consideration of US$31.00 in cash per Common Share by way of a court-approved statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).

As a result of the completion of the Arrangement, Sierra became a wholly-owned subsidiary of the Purchaser and an indirect wholly-owned subsidiary of Semtech. The Common Shares will be de-listed from the Toronto Stock Exchange on or about January 16, 2023 and from the Nasdaq Global Market on or about January 23, 2023. Sierra will apply to cease to be a reporting issuer under Canadian securities laws. Sierra will also deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

Item 3	Effective date of the transaction

January 12, 2023.

Item 4	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity.

Sierra will apply to cease to be a reporting issuer under Canadian securities laws. Sierra will also deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

Item 5	Date of the reporting issuer’s first financial year-end subsequent to the transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

Dated January 13, 2023.